SUPPLEMENT
(TO PROSPECTUS SUPPLEMENT DATED NOVEMBER 23, 2004
TO PROSPECTUS DATED APRIL 26, 2004)

                                  $589,312,000
                                  (APPROXIMATE)

             BEAR STEARNS ASSET BACKED SECURITIES I TRUST 2004-HE10
                                     ISSUER

                   ASSET-BACKED CERTIFICATES, SERIES 2004-HE10

                            EMC MORTGAGE CORPORATION
                           SELLER AND MASTER SERVICER

                   BEAR STEARNS ASSET BACKED SECURITIES I LLC
                                    DEPOSITOR


         The following is hereby added to page S-30 as the last subsection under the heading "The Mortgage Pool".

UNDERWRITING GUIDELINES

         The underwriting guidelines are primarily intended to assess the borrower's ability to repay the mortgage loan, to assess the value of the mortgaged property and to evaluate the adequacy of the mortgaged property as collateral for the mortgage loan. While the originator's primary consideration in underwriting a mortgage loan is the value of the mortgaged property, the originator also considers, among other things, a mortgagor's credit history, repayment ability and debt service to income ratio as well as the type and use of the mortgaged property. Some of the mortgage loans bear higher rates of interest than mortgages loan that are originated in accordance with Fannie Mae and Freddie Mac standards, which is likely to result in rates of delinquencies and foreclosures that are higher, and that may be substantially higher, than those experienced by portfolios of mortgage loans underwritten in a more traditional manner. The mortgage loans will have been originated in accordance with the underwriting guidelines. On a case-by-case basis, exceptions to the underwriting guidelines are made where compensating factors exist. It is expected that a substantial portion of the mortgage loans in the mortgage pool that were originated by the originators will represent these exceptions.

         Each applicant completes an application that includes information with respect to the applicant's liabilities, income, credit history, employment history and personal information. The underwriting guidelines require a credit report on each applicant from a credit reporting company. The report typically contains information relating to matters such as credit history with local and national merchants and lenders, installment debt payments and any record of defaults, bankruptcies, repossessions or judgments. Mortgaged properties that are to secure mortgage loans generally are appraised by qualified independent appraisers. These appraisers inspect and appraise the subject property and verify that the property is in acceptable condition. Following each appraisal, the appraiser prepares a report that includes a market value analysis based on recent sales of comparable homes in the area and, replacement cost analysis based on the current cost of constructing a similar home and, when deemed appropriate, market rent analysis based on the rental of comparable homes in the area. All appraisals are required to conform to the

Uniform Standard of Professional Appraisal Practice adopted by the Appraisal Standards Board of the Appraisal Foundation and are generally on forms acceptable to Fannie Mae and Freddie Mac.

         The mortgage loans were originated consistent with and generally conform to the underwriting guidelines' full/alternative documentation, stated income documentation and no income documentation residential loan programs. Under each of the programs, the originator reviews the applicant's source of income, calculates the amount of income from sources indicated on the loan application or similar documentation, reviews the credit history of the applicant, calculates the debt service to income ratio, if required, to determine the applicant's ability to repay the loan, and reviews the appraisal. In determining the ability of the applicant to repay the loan a qualifying rate has been created under the underwriting guidelines that generally is equal to the interest rate on that loan. The underwriting guidelines require that mortgage loans be underwritten in a standardized procedure that complies with applicable federal, state and local laws and regulations. The maximum amount loaned to a borrower and the maximum loan to value ratio allowed for that loan depends on, among other things, the purpose of the mortgage loan, a borrower's credit history, homeownership history, mortgage payment history or rental payment history, repayment ability and debt service to income ratio, as well as the type and use of the property.

         In evaluating the credit quality of the borrowers, the originator utilizes credit bureau risk scores. Generally, each credit report provides a credit score for the borrower. Credit scores generally range from 350 to 840 and are available from three major credit bureaus: Experian (formerly TRW Information Systems and Services), Equifax and Trans Union. If three credit scores are obtained, the originator applies the middle score of the primary wage earner. Credit scores are empirically derived from historical credit bureau data and represent a numerical weighing of a borrower's credit characteristics over a two-year period. A credit score is generated through the statistical analysis of a number of credit-related characteristics or variables. Common characteristics include number of credit lines (trade lines), payment history, past delinquencies, severity of delinquencies, current levels of indebtedness, types of credit and length of credit history. Attributes are the specific values of each characteristic. A scorecard (the model) is created with weights or points assigned to each attribute. An individual loan applicant's credit score is derived by summing together the attribute weights for that applicant.

         The underwriting guidelines require that the income of each applicant for a mortgage loan under the full/alternative documentation program be verified. The specific income documentation required for the originator's various programs is as follows: under the full/alternative documentation program, applicants are required to submit one written form of verification from the employer of stable income for at least 12 months. The documentation may take the form of a Verification of Employment form provided by the employer, the most recent pay stub with year-to-date earnings and the most recent W-2 or a copy of the borrower's federal tax returns. Under the full/alternative documentation program the borrower may choose to submit 12 consecutive months of personal checking account bank statements. Under the stated income documentation program, an applicant may be qualified based upon monthly income as stated on the mortgage loan application if the applicant meets certain criteria. Income stated on the application is not verified under the stated income documentation program. Under the no income documentation program no income is disclosed on the application and no debt service to income ratio is calculated. All of the foregoing programs require that, with respect to salaried employees, there be a telephone verification of the applicant's employment. Verification of the source of funds, if any, deposited by the applicant into escrow in the case of a purchase money loan is required.

         This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

         Until 90 days after the date of this supplement, all dealers effecting transactions in the Certificates offered hereby, whether or not participating in this distribution, may be required to deliver a supplement, prospectus supplement and prospectus. This is in addition to the obligation of dealers to deliver a supplement, prospectus supplement and prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                            BEAR, STEARNS & CO. INC.

                 The date of this supplement is December 9, 2004